Exhibit 8

List of Subsidiaries of Peru Copper Inc.

Name	Jurisdiction	Ownership (%)
Minera Peru Copper S.A.(1)	Peru	100%(2)
Peru Copper Syndicate Ltd.	Cayman Islands	100%

(1)	J. David Lowell, a director and founder of Peru Copper Inc., holds one share of the paid-in capital of Minera Peru Copper S.A. in trust for Peru Copper Inc. in order to comply with Peruvian corporate law.
(2)	In June 2005, the name of this subsidiary was changed from Minera Peru Copper Syndicate S.A. to the current name.